UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

WEST MARINE INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

954235107

(CUSIP Number)

Howson Tattersall Investment Counsel Limited
Attn: Judith George
70 University Avenue, Suite 1100
Toronto, Ontario
Canada M5J 2M4
Telephone: (416) 227-1617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 954235107

1.	Names of Reporting Persons Howson Tattersall Investment Counsel Limited
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group ( See Instructions)
(a)	☐
(b)	☐
Not applicable.

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
Not applicable.

6.	Citizenship or Place of Organization: Canadian

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	1,109,128

8.	Shared Voting Power:	Nil

9.	Sole Dispositive Power:	1,109,128

10.	Shared Dispositive Power:	Nil

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,109,128

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ( See Instructions ): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.03%

14.	Type of Reporting Person ( See Instructions): IA

CUSIP No. 954235107

ITEM 1.                            SECURITY AND ISSUER

The name of the issuer is West Marine Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s office is 500 Westridge Drive, Watsonville, California, 95076. This statement on Schedule 13D relates to the Issuer’s common stock (the “Shares”).

ITEM 2.                            IDENTITY AND BACKGROUND

Name:

This statement is filed by Howson Tattersall Investment Counsel Limited (the “Reporting Person”), a Canadian corporation organized under the laws of the Canada Business Corporations Act.

Residence or Business Address:

70 University Avenue, Suite 1100, Toronto, Ontario Canada M5J 2M4

Present Principal Occupation or Employment:

The principal business of the Reporting Person, an investment advisor, is to invest funds on a discretionary basis on behalf of investment companies, sub-advised accounts and individually managed separate accounts.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:

The Reporting Person is a Canadian corporation organized under the laws of the Canada Business Corporations Act.

CUSIP No. 954235107

ITEM 3.                            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The amount of funds used to purchase the 1,109,128 Shares beneficially owned by the Reporting Person was approximately $13,497,428.00. The source of the funds used for the purchase of such Shares was investment funds of clients of the Reporting Person.

No borrowed funds were used to purchase the Shares.

ITEM 4.                            PURPOSE OF TRANSACTION

The purpose or purposes of the acquisition of the Shares by the Reporting Person was for investment purposes. Depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer's common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

(a)         the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)         a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)         any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)         any material change in the present capitalization or dividend policy of the Issuer;

(f)         any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)         changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)         causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)         any action similar to any of those enumerated above.

CUSIP No. 954235107

ITEM 5.                            INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)         For the purposes of this statement, the Reporting Person is reporting herein that as of the date hereof, the Reporting Person was the beneficial owner of 1,109,128 shares (that is, 5.03%, based upon the 22,020,000 common shares of the Issuer outstanding as of August 31, 2008) of the Issuer's common stock.

(b)         For the purposes of this statement, the Reporting Person is reporting herein that as of the date hereof, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 1,109,128 shares (that is, 5.03%) of the Issuer's common stock.

(c)         Other than as described in Item 3 above, the Reporting Person has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)         As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)         Not applicable.

ITEM 6.                            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.                            MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2008.	HOWSON TATTERSALL INVESTMENT COUNSEL LIMITED

	By:	/s/ Judith George
	Name:	Judith George
	Title:	General Counsel and Corporate Secretary